CTI Industries Corporation

22160 N. Pepper Rd.

Lake Barrington, IL 60010

December 11, 2018

VIA EDGAR, EMAIL (McHaleK@SEC.GOV)

AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kathryn McHale

Re:	CTI Industries Corporation Request to Withdraw Registration Statement on Form S-1 Filed September 18, 2018 File No. 333-227421

Ladies and Gentlemen:

On behalf of CTI Industries Corporation, an Illinois corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-227421), as initially filed with the Securities and Exchange Commission (“Commission”) on September 18, 2018 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Jude Sullivan of Howard & Howard Attorneys PLLC, via email at jms@h2law.com or via facsimile at (312) 939-5617.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Jude Sullivan of Howard & Howard Attorneys PLLC by telephone at (312) 456-3646.

Very truly yours,

/s/ Jeffrey S. Hyland

Jeffrey S. Hyland

President/Chief Executive Officer

cc:	Stephen M. Merrick, General Counsel Jude M. Sullivan, Howard & Howard Attorneys PLLC